TAILWIND FINANCIAL INC.
181 Bay Street, Suite 2040
Toronto, Ontario, M5J 2T3
(416) 601-2445

August 8, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Form RW - Request to Withdraw Registration Statement on Form S-4 (File No. 333-150889)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Tailwind Financial Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced Registration Statement on Form S-4 together with all exhibits thereto (the “Registration Statement”).

The Registration Statement was entered into in connection with that certain Agreement and Plan of Merger dated as of January 8, 2008 (the “Merger Agreement”), entered into by and among the Registrant, TWF Acquisition Corporation and Asset Alliance Corporation.  The reason for this withdrawal is that the Merger Agreement has been terminated.  As a result, the proposed business combination contemplated by the Merger Agreement will not occur.

The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available at (416) 601-2423. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use pursuant to Rule 457(p) of the Securities Act.

Your assistance in this matter is greatly appreciated.  Please do not hesitate to contact the undersigned at (416) 601-2422 or Laurie A. Cerveny of Bingham McCutchen LLP at (617) 951-8527 with any questions you may have.

Very truly yours,

Tailwind Financial Inc. /s/ Andrew A. McKay________________ Name: Andrew A. McKay Title: Chief Executive Officer

cc: Laurie A. Cerveny, Esq.